STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

March 23, 2007

Larry Sprigel, Assistant Director

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

RE:	Competitive Companies, Inc.
Your Letter of March 6, 2007

Form 10-KSB for the fiscal year ended December 31, 2005

Filed September 19, 2006

Form 10-QSB for the quarters ended March 31, June 30,

and September 30 2006

File No. 000-50668

Dear Mr. Larry Sprigel:

This correspondence is in response to your letter dated March 6, 2007 in reference to our filing of the Form 10-KSB for the fiscal year ended December 31, 2005 Filed September 19, 2006 and Form 10-QSB for the quarters ended March 31, June 30, and September 30 2006 on behalf of Competitive Companies, Inc., File No. 000-50668.

Annual Report filed on Form 10-KSB for the year ended December 31, 2005

Consolidated Statement of Operations, page F-4

1.

We note your response to comment 3. Though you have provided sufficient reasons supporting CAN as the accounting acquirer, you have not restated your filing to present CAN's financial statements at December 31, 2004 and 2005, giving effect to the acquisition of Competitive Companies on the merger date. Additionally, you have not revised your presentation of MD&A to incorporate this change. Please revise accordingly.

Answer:	We acknowledge the Commission’s comment and intend to incorporate the necessary revisions in our 2006 Form 10-KSB.

In connection with the response to your comments, Competitive Companies, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 619-595-4882.

Sincerely,

/s/ Donald Stoecklein

Donald J. Stoecklein

For the Firm Stoecklein Law Group

On behalf of Competitive Companies, Inc.